Silgan Holdings Inc.
4 Landmark Square
 Stamford, Connecticut 06901

December 5, 2017

VIA EDGAR

 Securities and Exchange Commission
Division of Corporation Finance
 Washington, D.C. 20549-4631

Attention:  Mr. Jay Ingram

Re:	Silgan Holdings Inc.
Registration Statement on Form S-4
Filed November 29, 2017
File No. 333-221796

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Silgan Holdings Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m. (EST) on December 7, 2017, or as soon as practicable thereafter.

Please do not hesitate to contact Robert J. Rawn, Esq. of Winston & Strawn LLP at (212) 294-6721 with any questions or comments concerning this letter.

Very truly yours,

SILGAN HOLDINGS INC.

By: /s/ Frank W. Hogan, III
      Frank W. Hogan, III
      Senior Vice President,
        General Counsel and Secretary

cc:     Robert J. Rawn, Esq., Winston & Strawn LLP